June 26, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

**RE: China Recycling Energy Corporation
        File No. 000-12536
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
        September 30, 2007**

Dear Mr. Wu:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant